Private & Confidential

PROPOSAL LETTER

February 19, 2012

Board of Directors
China TransInfo Technology Corp.
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

Dear Sirs:

I, Shudong Xia, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the common stock of China TransInfo Technology Corp. (the “Company”) that are not currently owned by me in a going-private transaction (the “Acquisition”).

I believe that my proposal of $5.65 in cash per share of common stock of the Company, will provide a very attractive alternative to the Company’s public stockholders. My proposal represents a premium of approximately 36% to the volume-weighted average closing price during the last 60 trading days and a premium of approximately 10% to the Company’s closing price on February 17, 2012.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1.	Purchase Price.

The consideration payable for each share of common stock of the Company (other than those held by me and my affiliates) will be $5.65 in cash.

2.	Financing.

I intend to finance the Transaction with a combination of debt and equity capital.

a. Debt Financing. I have held preliminary discussions with a Chinese bank which is experienced in financing going-private transactions and expect to receive a letter of intent from them in due course. I expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

b. Equity Financing. Equity financing would be provided from my existing holdings of common stock. I have also held preliminary discussions with certain stockholders of the Company and other potential sources of equity financing, and may make agreements with them relating to possible investments in the Acquisition.

At this time there is no arrangement whatsoever with any stockholder of the Company or potential source of debt or equity financing for the Acquisition, and I do not propose to make any commitment prior to reaching transaction terms approved by the board of directors of the Company.

3.	Due Diligence.

Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential

Private & Confidential

information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

4.	Definitive Agreements.

I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

5.	Confidentiality.

I intend promptly to file an amendment to my Schedule 13D to disclose this Proposal and my intention as discussed with the board of directors of the Company. However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until definitive agreements providing for a transaction have been executed or we have terminated our discussions.

6.	Process.

I believe that the Acquisition will provide superior value to the Company’s public stockholders. I recognize that the board of directors of the Company will evaluate the Proposal independently before it can make its determination to endorse the Acquisition. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the common stock of the Company that I do not already own, and that I do not intend to sell my stake in the Company to a third party.

7.	Advisors.

I have retained Houlihan Lokey (China) Limited as my financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as my legal counsel in connection with the Proposal and the Acquisition.

8.	No Binding Commitment.

This Proposal does not constitute any binding commitment with respect to the Acquisition or any other transaction. Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my sincerity to work with the board of directors of the Company to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding these matters, please do not hesitate to contact me at +86 (10) 5169 1999. I look forward to hearing from you.

Sincerely,

/s/ Shudong Xia
Shudong Xia